AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON April 13, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

UNDER SECTION 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

WELLS FARGO MULTI-SECTOR INCOME FUND

(Name of Subject Company)

WELLS FARGO MULTI-SECTOR INCOME FUND

  (Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

94987D101

(CUSIP Number of Class of Securities)

C. David Messman, Secretary

Wells Fargo Funds Management, LLC

525 Market Street

San Francisco, CA 94105

(800) 222-8222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Marco E. Adelfio

Goodwin Procter LLP

901 New York Ave. NW, 9th Floor

Washington, D.C. 20001

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE:
$88,911,210.92 (a)	$10,304.81 (b)

(a)

Calculated as the aggregate maximum purchase price for common shares of beneficial interest in the Offer, based on the net asset value per common share as of April 10, 2017, the most recently determined net asset value prior to the commencement of the Offer.

(b)	Calculated at $115.90 per $1,000,000 of the Transaction Valuation.



Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	third-party tender offer subject to Rule 14d-1.

	issuer tender offer subject to Rule 13e-4.

	going-private transaction subject to Rule 13e-3.

	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    

EXPLANATORY NOTE

Copies of the Offer to Purchase, dated April 13, 2017, and the Letter of Transmittal, among other documents, have been filed by Wells Fargo Multi-Sector Income Fund as Exhibits to this Schedule TO, Tender Offer Statement (the “Schedule”), pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Unless otherwise indicated, all material information incorporated herein by reference in response to items or sub-items of this Schedule is incorporated by reference from the corresponding caption in the Offer to Purchase, including the information provided under those captions.

ITEM 1. SUMMARY TERM SHEET.

Reference is hereby made to the Summary Term Sheet of the Offer to Purchase, which is attached as Exhibit (a)(1)(ii) and is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is Wells Fargo Multi-Sector Income Fund (the “Fund”), a diversified, closed-end management investment company organized as a Delaware statutory trust. The principal executive offices of the Fund are located at 525 Market Street, 12th Floor, San Francisco, CA 94105. The telephone number of the Fund is (800) 222-8222.

(b) The title of the subject class of equity securities described in the offer is common shares of beneficial interest, par value $0.01 per share (the “Shares”). As of April 3, 2017, there were 41,105,510 Shares issued and outstanding.

(c) The principal market in which the Shares are traded is the New York Stock Exchange (“NYSE”). For information on the high, low and closing (as of the close of the regular trading session of the NYSE on the last day of each of the Fund’s fiscal quarters) market prices of the Shares in such principal market for each quarter during the past two fiscal years, see Section 8 – “Price Range of Shares” of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Fund is tendering for its own Shares. The principal executive offices of the Fund are located at 525 Market Street, 12th Floor, San Francisco, CA 94105. The telephone number of the Fund is (800) 222-8222. The members of the Board of Trustees of the Fund are as follows: William R. Ebsworth, Jane A. Freeman, Peter G. Gordon, Isaiah Harris, Jr., Judith M. Johnson, David F. Larcker, Olivia S. Mitchell, Timothy J. Penny and Michael S. Scofield.

The officers of the Fund are Andrew Owen, President, C. David Messman, Secretary and Chief Legal Officer, Jeremy DePalma, Treasurer, Michael Whitaker, Chief Compliance Officer and David Berardi, Assistant Treasurer.

Correspondence to the Trustees and executive officers of the Fund should be mailed to c/o Wells Fargo Multi-Sector Income Fund, 525 Market Street, 12th Floor, San Francisco, CA 94105, Attn: Secretary.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The Fund’s Board of Trustees has determined to commence an offer to purchase up to 15%, or 6,165,826 of the Fund’s outstanding Common Shares. The offer is for cash at a price equal to 98% of the Fund’s net asset value per share (“NAV”) effective as of the close of the trading session of the NYSE on May 12, 2017, or if the offer is extended, as of the close of the regular trading session of the NYSE on the next trading day after the day to which the offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

A copy of the Offer to Purchase and the Letter of Transmittal is attached hereto as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively, each of which is incorporated herein by reference. For more information on the type and amount of consideration offered to shareholders, the scheduled expiration date, extending the Offer and the Fund’s intentions in the event of oversubscription, see Section 1 – “Price; Number of Shares” and Section 15 – “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase. For information on the dates relating to the withdrawal of tendered Shares, the procedures for tendering Shares and withdrawing Shares tendered, and the manner in which Shares will be accepted for payment, see Section 2– “Procedures for Tendering Shares,” Section 3, “Withdrawal Rights,” and Section 4– “Payment for Shares” in the Offer to Purchase. For information on the federal income tax consequences of the Offer, see Section 14 – “Certain U.S. Federal Income Tax Consequences,” in the Offer to Purchase.

(b) To the Fund’s knowledge, affiliates of the Fund do not intend to tender to the Fund in response to the Offer. Therefore, the Fund does not intend to purchase Shares from any officer, Trustee or investment adviser of the Fund pursuant to the Offer.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Reference is hereby made to Section 7 – “Plans or Proposals of the Fund,” Section 9 – “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares,” and Section 16 – “Fees and Expenses” of the Offer to Purchase, each of which is incorporated herein by reference. Except as set forth therein, the Fund does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Fund (including any of the Fund’s executive officers or Trustees, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund) and any other person with respect to any securities of the Fund. The foregoing includes, but is not limited to: the transfer or the voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Reference is hereby made to Section 6 – “Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is hereby made to Section 7 – “Plans or Proposals of the Fund” and Section 10 – “Certain Effects of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(c) Reference is hereby made to Section 7 – “Plans or Proposals of the Fund” and Section 10 – “Certain Effects of the Offer” of the Offer to Purchase, which are incorporated herein by reference. The Fund does not have any plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) a purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present board of trustees or management of the Fund, including but not limited to, any plans or proposal to change the number or the term of trustees or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; (6) any class of equity securities of the Fund to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (7) any class of equity securities of the Fund becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the “1934 Act”); (8) the suspension of the Fund’s obligation to file reports under Section 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund or the disposition of securities of the Fund other than as set forth in the Fund’s registration statement; or (10) any changes in the Fund’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Reference is hereby made to Section 11 – “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is hereby made to Section 11 – “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.

(d) Information regarding borrowed funds is incorporated herein by reference to Section 11— “Source and Amount of Funds” of the Offer to Purchase.

The information requested by Item 1007(a), (b) and (d) of Regulation M-A is not applicable to the Fund’s officers and Trustees, any person controlling the Fund or any executive officer or director of a corporation or other person ultimately in control of the Fund.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)-(b) Reference is hereby made to Section 9, “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference. There have not been any transactions in the Shares of the Fund that were effected during the past 60 days by the Fund. In addition, based upon the Fund’s records and upon information provided to the Fund by its Trustees, executive officers and affiliates (as such term is used in Rule 12b-2 under the Exchange Act), to the best of the Fund’s knowledge, there have not been any transactions involving the Shares of the Fund that were effected during the past 60 days by any executive officer or Trustee of the Fund, any person controlling the Fund, any executive officer or director of any corporation or other person ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) No persons have been employed, retained or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

(a)(1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to shareholders pursuant to Rule 30e-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO: Audited Financial Statements for the Period Ended October 31, 2016, previously filed with the SEC on Form N-CSR on January 3, 2017.

(a)(2) The Fund is not required to and does not file quarterly unaudited financial statements under the 1934 Act.

(a)(3) Not applicable.

(a)(4) Net asset value per Share as of April 10, 2017: $14.42.

(b) The Fund’s assets will be reduced by the dollar amount of the tendered Shares that are purchased by the Fund pursuant to this Offer. Thus, income relative to assets may be affected by this Offer.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1) Reference is hereby made to Section 9 “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2) None.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(b) The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

ITEM 12. EXHIBITS.

(a)(1)(i)	Cover Letter to Offer to Purchase and Form of Letter of Transmittal.[1]
(a)(1)(ii)	Offer to Purchase. [1]

(a)(1)(iii)	Form of Letter of Transmittal. [1]

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. [1]

(a)(1)(v)	Form of Letter to Clients and Client Instruction Form. [1]

(a)(1)(vi)	Form of Notice of Withdrawal. [1]

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release dated November 23, 2016.2

(a)(5)(ii)	Press Release dated April 13, 2017. [1]

(b)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

_______________

1 Filed herewith.

2 Previously filed on Schedule TO via EDGAR on November 23, 2016.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WELLS FARGO MULTI-SECTOR INCOME FUND

/s/ Andrew Owen
By: Andrew Owen Title: President

April 13, 2017

Exhibit Index

Exhibit	Description
(a)(1)(i)	Cover Letter to Offer to Purchase and Form of Letter of Transmittal. [1]
(a)(1)(ii)	Offer to Purchase. [1]

(a)(1)(iii)	Form of Letter of Transmittal. [1]

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. [1]

(a)(1)(v)	Form of Letter to Clients and Client Instruction Form. [1]

(a)(1)(vi)	Form of Notice of Withdrawal. [1]

(a)(2) (a)(3)	Not applicable. Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release dated November 23, 2016. [2]

(a)(5)(ii)	Press Release dated April 13, 2017. [1]

(b)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

_______________

1 Filed herewith.

2 Previously filed on Schedule TO via EDGAR on November 23, 2016.